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                                                                                                              Exhibit 12

                                                 Ford Motor Company and Subsidiaries

                      CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      ----------------------------------------------------------------------------------------
                                                            (in millions)



                                                               First                For the Years Ended December 31
                                                              Quarter     ---------------------------------------------------
                                                               1997         1996       1995        1994        1993       1992
                                                              -------     -------    -------     -------     -------    -------
         Earnings
           Income/(loss) before income taxes and
            cumulative effects of changes in
            accounting principles                             $2,426      $ 6,793    $ 6,705     $ 8,789     $ 4,003    $ (127)
           Equity in net loss/(income) of affiliates
            plus dividends from affiliates                       155           36        179        (182)        (98)       26

           Adjusted fixed charges a/                           2,651       10,801     10,556       8,122       7,648     8,113
                                                              ------      -------    -------     -------     -------    ------
             Earnings                                         $5,232      $17,630    $17,440     $16,729     $11,553    $8,012
                                                              ======      =======    =======     =======     =======    ======

         Combined Fixed Charges and
          Preferred Stock Dividends
           Interest expense b/                                $2,564      $10,464    $10,121     $ 7,787     $ 7,351    $7,987
           Interest portion of rental expense c/                  75          300        396         265         266       185
              Preferred stock dividend requirements of
            majority owned subsidiaries and trusts d/             14           55        199         160         115        77
                                                              ------      -------    -------     -------     -------    ------
             Fixed charges                                     2,653       10,819     10,716       8,212       7,732     8,249

         Ford preferred stock dividend requirements e/            22           95        459         472         442       317
                                                              ------      -------    -------     -------     -------    ------

           Total combined fixed charges
            and preferred stock dividends                     $2,675      $10,914    $11,175     $ 8,684     $ 8,174    $8,566
                                                              ======      =======    =======     =======     =======    ======

         Ratios
           Ratio of earnings to fixed charges                    2.0          1.6        1.6         2.0         1.5       f/

           Ratio of earnings to combined fixed
            charges and preferred stock dividends                2.0          1.6        1.6         1.9         1.4       g/


         - - - - -
         a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
         b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
         c/ One-third of all rental expense is deemed to be interest.
         d/ Preferred stock dividend requirements of Ford Holdings, Inc.
            (applicable for 1992 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992. Beginning in Fourth Quarter 1995, includes requirements related to Company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
         e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
         f/ Earnings inadequate to cover fixed charges by $237 million.
         g/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.


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